October 11, 2006

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Mail Stop 3720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2005 (File No. 001-31517)

Dear Mr. Spirgel:

China Telecom Corporation Limited (the “Company”) has received the comment letter from the staff dated September 15, 2006 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 16, 2006. On behalf of the Company, I wish to thank you and the other members of the staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Comment Letter was delivered to us on October 8, 2006. The Company notes that the staff has requested that the Company file its response to the staff’s comments within 10 business days or inform the staff as to when the Company will provide a response to these comments. The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments. The Company expects that it will be in a position to respond to all of the staff’s comments by October 31, 2006, and would be grateful if the staff could accommodate the Company in this regard.

Mr. Larry Spirgel	-2-

Thank you again for your time. Please feel free to contact my assistant Mr. MA Xiang by phone at (+8610) 5850-1509 or by e-mail at maxiang@chinatelecom.com.cn with any questions you may have.

Very truly yours,

/s/ WU Andi
WU Andi
Chief Financial Officer

cc:	Robert S. Littlepage, Jr.
Andrew Mew
(Securities and Exchange Commission)

Chun Wei
Calvin C. Lai
Yingmao Tang
Annie Yan
(Sullivan & Cromwell LLP)